Exhibit 99.1

Ballard Invited to Join World Hydrogen Council

VANCOUVER, Sept. 18, 2017 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) today announced that it has been invited to join the internationally-recognized Hydrogen Council (www.hydrogencouncil.com) as a supporting member, with the company's membership effective today. The Hydrogen Council is a global CEO-level advisory body providing long-term vision on the important role of hydrogen technologies toward an energy transition.

As the first global initiative of its kind, the Hydrogen Council was launched at the World Economic Forum 2017, in Davos, Switzerland.

The objectives of the Hydrogen Council are to:

•	Increase visibility of hydrogen solutions currently available and the progress that has been made in this regard;
•	Advocate for the important role of hydrogen technologies in helping meet climate goals, energy security and competitiveness targets;
•	Work towards better deployment conditions; and
•	Work with and provide recommendations to key stakeholders, such as policy makers, the business community, international agencies and civil society.

The Hydrogen Council is currently comprised of CEOs from these member companies: Air Liquide, Alstom, Anglo American, Audi, BMW GROUP, Daimler, ENGIE, Honda, Hyundai, Iwatani, Kawasaki, Plastic Omnium, Shell, The Linde Group, Total and Toyota.

Randy MacEwen, Ballard President and CEO said, "We are pleased to join the Hydrogen Council as a supporting member. The strong leadership and coordination of the Hydrogen Council will play a key role in promoting the commercialization and scaled adoption of hydrogen fuel cell products for motive applications. As an industry we are moving toward a critical junction in industry development. We require strong industry collaboration throughout the value chain and ecosystem to drive holistic solutions, high performance and compelling economic value propositions that support decarbonization and improved air quality."

The Hydrogen Council convened in New York City today, on the occasion of the NYC Climate Week, to host an exclusive event with C-suite industry leaders, investors and other stakeholders. The objective of this event was to discuss the important contribution of hydrogen to the energy transition and to work to create an effective implementation plan, so that the compelling benefits of hydrogen deployment can be reaped.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

SOURCE Ballard Power Systems Inc.

View original content with multimedia: http://www.newswire.ca/en/releases/archive/September2017/18/c6379.html

%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 20:00e 18-SEP-17